SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 9)

SIGA Technologies, Inc.

 (Name of issuer)

Common Stock, par value $0.0001 per share
 (Title of class of securities)

826917-10-6
 (CUSIP number)

Barry F. Schwartz
35 East 62nd Street
New York, New York 10065
(212) 572-8600
 (Name, address and telephone number of person
authorized to receive notices and communications)

June 22, 2010
 (Date of event which requires
filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,659,344
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,807,375
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 14,659,344
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 30.27%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,659,344
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,807,375
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 14,659,344
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 30.27%
14.		Type of Reporting Person OO

1.		Name of Reporting Person. I.R.S. Identification No. of above person STH Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,851,969
	9.	Sole Dispositive Power 3,851,969
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 14,659,344
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 30.27%
14.		Type of Reporting Person PN

This statement ("Amendment No. 9") amends and supplements the statement on Schedule 13D, dated August 13, 2003, as amended by Amendment No. 1 thereto dated October 14, 2003, Amendment No. 2 thereto dated January 8, 2004, Amendment No. 3 thereto dated November 29, 2007, Amendment No. 4 thereto dated June 19, 2008, Amendment No. 5 thereto dated April 29, 2009, Amendment No. 6 thereto dated July 30, 2009, Amendment No. 7 thereto dated September 17, 2009 and Amendment No. 8 thereto dated September 30, 2009 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.), a Delaware corporation ("Holdings"), MacAndrews & Forbes LLC (formerly known as MacAndrews & Forbes Inc., formerly known as MacAndrews & Forbes Holdings Inc.), a Delaware limited liability company ("MacAndrews & Forbes"), TransTech Pharma, Inc., a Delaware corporation ("TransTech") and STH Partners, L.P., a Delaware limited partnership ("STH"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of SIGA Technologies, Inc., a Delaware corporation (the "Company"). This Amendment No. 9 is being filed by Holdings, MacAndrews & Forbes and STH, with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.  Holdings is a holding company (the sole stockholder of which is Mr. Ronald O. Perelman) and MacAndrews & Forbes is a direct wholly owned subsidiary of Holdings. STH is a holding company, the general partner of which is MK Holdings One LLC and the limited partner of which is MacAndrews & Forbes (having a 100% limited partner interest in STH).  MacAndrews & Forbes, Holdings and Mr. Perelman may be deemed to beneficially own the securities deemed to be beneficially owned by STH.  Each of MacAndrews & Forbes, Holdings and Mr. Perelman disclaims beneficial ownership of the securities deemed to be beneficially owned by STH.  The Company has its principal executive offices at 420 Lexington Avenue, Suite 408, New York, New York 10170. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 3. Source and Amounts of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

MacAndrews & Forbes intends to fund the transactions described in Item 4 with cash on hand.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On June 18, 2010, MacAndrews & Forbes notified the Company of its intention to exercise its right, pursuant to the terms of the existing equity line agreement between the Company and MacAndrews & Forbes (the "Equity Line"), to effect an Investment in an amount of $5,500,000 (the "2010 Investment"), representing the entire amount remaining under the Equity Line, subject to the negotiation and execution of mutually acceptable definitive documentation.

On June 18, 2010, MacAndrews & Forbes and the Company entered into a Deferred Closing and Registration Rights Agreement (the "Deferred Closing and Registration Rights Agreement") in connection with the 2010 Investment.  Pursuant to the Deferred Closing and Registration Rights Agreement, the closing of the 2010 Investment is subject to certain closing conditions, including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  At the closing of the 2010 Investment, subject to the terms set forth in the Deferred Closing and Registration Rights Agreement, the Company will issue MacAndrews & Forbes (i) 1,797,386 shares of Common Stock at a per share price of $3.06 and (ii) Consideration Warrants to purchase 718,954 shares of Common Stock at an exercise price of $3.519 per share.

Under the Deferred Closing and Registration Rights Agreement, among other things, following the closing of the 2010 Investment, MacAndrews & Forbes will have up to three "demand rights" to require the Company to file a registration statement registering the shares and the shares underlying the Consideration Warrants that are acquired in connection with the 2010 Investment, as well as "piggyback" registration rights to participate in up to three registrations with respect to such shares, subject to certain limitations and conditions.

The foregoing summary description of the Deferred Closing and Registration Rights Agreement is qualified in its entirety by reference to the form of Deferred Closing and Registration Rights Agreement attached as Exhibit 33 to this Amendment No. 9, which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

 (a)-(b) Item 5(a)-(b) is hereby amended by adding the following at the end thereof:

Based upon information contained in the Company's Quarterly Report on Form 10-Q for the period ending March 31, 2010, as of April 21, 2010, there were 43,587,993 shares of Common Stock outstanding.  The Reporting Persons may be deemed to share beneficial ownership of 14,659,344 shares of Common Stock (assuming that the Reporting Persons acquire, in connection with the 2010 Investment, an additional 1,797,386 shares of Common Stock and Consideration Warrants to purchase 718,954 shares of Common Stock), representing approximately 30.27% of the Common Stock deemed to be outstanding (which includes 4,845,343 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons but not outstanding).

The Reporting Persons have shared power to vote and dispose of the shares of Common Stock that they own or would own upon investment under the Equity Line or upon exercise of the warrants held by such Reporting Persons, except that, pursuant to the STH Letter Agreement, (i) STH and its partners have agreed to vote its shares of Common Stock in the same proportion as the votes cast by all other holders of voting stock of the Company and (ii) the general partner of STH has sole power to dispose of the shares of Common Stock held by STH.

Paul G. Savas, a Director of the Company and the Executive Vice President and Chief Financial Officer of Holdings and MacAndrews & Forbes, may be deemed to beneficially own 121,484 shares of Common Stock, representing approximately .28% of the Common Stock outstanding (which includes 94,123 shares of Common Stock deemed to be beneficially owned by Mr. Savas but not outstanding).

(c) The following transactions were effected during the past sixty days by the persons named above:

As described in Item 4 above, on June 18, 2010, MacAndrews & Forbes entered into the Deferred Closing and Registration Rights Agreement.

On May 13, 2010, Mr. Savas acquired options to purchase 10,000 shares of Common Stock, at an exercise price per share of $7.71, pursuant to the Amended and Restated 1996 Incentive and Non-Qualified Stock Option Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

For a discussion of the Deferred Closing and Registration Rights Agreement see Item 4.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following at the end thereof:

Exhibit 33	Deferred Closing and Registration Rights Agreement, dated as of June 18, 2010, by and between the Company and MacAndrews & Forbes.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 22, 2010

MACANDREWS & FORBES HOLDINGS INC. MACANDREWS & FORBES LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

STH PARTNERS, L.P.

By:	/s/ Paul G. Savas
	Name:	Paul G. Savas
	Title:	Executive Vice President

Exhibit Index

Exhibit	Document

Exhibit 33	Deferred Closing and Registration Rights Agreement, dated as of June 18, 2010, by and between the Company and MacAndrews & Forbes.